

July 31, 2015

John H. Briscoe
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

> **Re:** **Bristow Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2014**
> **Form 10-K for the Year Ended March 31, 2015**
> **Response Dated June 1, 2015**
> **File No. 001-31617**

Dear Mr. Briscoe:

We have reviewed your June 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2015 letter.

Form 10-K for the year ended March 31, 2014

Note 9. Income Taxes, page 105

1. We note your response to our prior comments and have no further questions related to how you calculated the reconciling items in your income tax rate reconciliation. However, please tell us your consideration of disclosing the following information to further clarify the difference between income tax computed at the United States federal statutory rate and income tax computed at the effective tax rate:
   - The concentration of pre-tax income in United Kingdom and the Cayman Islands, as well as the foreign statutory rate and foreign effective tax rate in those jurisdictions;
   - The gain on the sale of the FB Entities was taxed at the United States federal statutory rate rather than the United Kingdom statutory rate;

- The concentration of foreign tax expense generated by Nigeria. In addition, explain how taxes are calculated in this jurisdiction and how they impact other foreign jurisdictions, and;
- The nature of the following reconciling items in periods where amounts are material: "Net foreign tax on non-U.S. earnings", "Foreign earnings indefinitely reinvested", and "Foreign earnings that are currently taxed in the U.S."

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief